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Exhibit 99.(a)(9)

Letter to Stockholders regarding Additional Payments

Ladies and Gentlemen:

        Reference is made to the Offer to Purchase dated May 3, 2005 (the "Offer to Purchase") by NEMO I ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of BOSTON SCIENTIFIC CORPORATION, a Delaware corporation ("Parent"), for any and all of the shares of common stock, par value $0.001 per share ("Shares"), of RUBICON MEDICAL CORPORATION, a Delaware corporation, that are issued and outstanding for $1.50 per Share, net to the seller in cash, without interest, together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash, without interest, if the Milestones are achieved (as described in the Offer to Purchase, the "Additional Payments"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

        This letter confirms your right to receive the Additional Payments as an Additional Payment Recipient upon the terms and subject to the conditions set forth in the Offer, selected portions of which are summarized below.

          Upon the achievement of Milestone 1, Milestone 2 and Milestone 3, as applicable, Parent will notify the Depositary and will deposit with the Depositary an amount in cash equal to the amount payable upon achievement of such Milestone to the Additional Payment Recipients in accordance with the terms and conditions of the Transaction Agreement and as described therein. Following receipt of such notification and payment from Parent, the Depositary will send a letter to each Additional Payment Recipient at the address set forth in the Letter of Transmittal for the offer or the merger (or such other address of which the Depositary has been notified in writing by such Additional Payment Recipient) requesting that such Additional Payment Recipient confirm that such address is still valid. As soon as reasonably practicable following receipt of confirmation of a valid address from such Additional Payment Recipient, the Depositary shall pay to the Additional Payment Recipients such Additional Payments on behalf of Parent.

          As soon as reasonably practicable following a change of address of any Additional Payment Recipient, during the period beginning on the Expiration Date and ending on the date that is five years following the achievement of Milestone 1, to receive the Additional Payments, such Additional Payment Recipient must provide its new address to the Depositary.

There can be no guarantee that the Milestones will be achieved.

NEMO I ACQUISITION, INC.
By:	/s/ LAWRENCE J. KNOPF
	Name:	Lawrence J. Knopf
	Title:	Vice President—Legal

Questions or requests for assistance may be directed to the Information
Agent at its address and telephone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue—20th Floor
New York, NY 10022

Stockholders may call toll-free at (888) 750-5834

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  Exhibit 99.(a)(9)
Letter to Stockholders regarding Additional Payments
Innisfree M&A Incorporated 501 Madison Avenue—20th Floor New York, NY 10022 Stockholders may call toll-free at (888) 750-5834